Putnam RetirementReady 2060 Fund, as of January 31, 2018, semi annual shareholder report
77 H.a
On December 14, 2017, as a result of a purchase into the fund, Great West Co LLC holdings of 15,069 shares of the fund represented 35.35% of the outstanding shares of the fund. At the Semi Annual period ended January 31, 2018, Great West Co LLC holdings of 18,481 shares of the fund represented 38.60% of the outstanding shares of the fund.